ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated November 15, 2007

100% Principal Protection Absolute Return Barrier Notes

Investment Strategies for Uncertain Markets

UBS AG $•   Notes linked to the Dow Jones Industrial Average® Index due on or about November 27, 2008

Investment Description

100% Principal Protection Absolute Return Barrier Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the Dow Jones Industrial Average® Index (the “underlying index”). The Notes provide an opportunity to hedge your exposure to the stocks constituting the underlying index while benefiting from any moderately positive or moderately negative performance of the underlying index. If the underlying index never closes a certain percentage above or below the Index Starting Level (which percentage we refer to as the “Absolute Return Barrier” and which, along with the Index Starting Level, will be determined on the trade date), at maturity you will receive your principal plus a return equal to the absolute value of the return on the underlying index from the trade date to, and including, the final valuation date. Otherwise, at maturity you will receive only your principal.

Features
☐	Hedging Opportunity — You have the potential to hedge your exposure to the constituent stocks of the underlying index while benefiting from any moderately positive or moderately negative performance over the 12-month term of the Notes.
☐	Potential for Equity-Linked Performance — If the underlying index never closes above the Upper Index Barrier or below the Lower Index Barrier during the Observation Period, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.
☐	Preservation of Capital — At maturity, you will receive a cash payment equal to at least 100% of your principal.
☐	Diversification — The Notes provide diversification within the equity portion of your portfolio through exposure to the Dow Jones Industrial Average® Index.

Key Dates*

Trade Date	December 4, 2007
Settlement Date	December 7, 2007
Final Valuation Date	November 24, 2008
Maturity Date	November 27, 2008
*	The Notes are expected to price on or about December 4, 2007 and settle on or about December 7, 2007. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
Notes Offered

These preliminary terms relate to Notes linked to the Dow Jones Industrial Average® Index. The Notes are offered at a minimum investment of one hundred Notes at $10 per note (representing a $1000 investment), and multiples of $10, thereafter. The Absolute Return Barrier will be set on the trade date.

Underlying Index	Absolute Return Barrier*	Index Starting Level	Upper Index Barrier	Lower Index Barrier	CUSIP	ISIN
Dow Jones Industrial Average® Index	17.25% to 19.50%				902623560	US9026235609
*	To be determined on trade date.

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms set forth in the 100% Principal Protection Absolute Return Barrier Notes product supplement relating to the Notes, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-9 of the PPARN product supplement relating to the Notes for risks related to an investment in the Notes. The Absolute Return Barrier feature limits your appreciation potential. If the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period, you will receive only your principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
Dow Jones Industrial Average® Index		100%		1.25%		98.75%

UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes, which we refer to as the “100% Principal Protection Absolute Return Barrier Notes product supplement” or the “PPARN product supplement”, and an index supplement for various securities we may offer, including the Notes, which we refer to as the “index supplement”) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	PPARN product supplement dated June 28, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000034/v079332_pros-supp.htm

♦	Index supplement dated June 28, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000030/v079417_pros-supp.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “100% Principal Protection Absolute Return Barrier Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “PPARN product supplement” mean the UBS product supplement, dated June 28, 2007, references to the “index supplement” means the UBS index supplement, dated June 28, 2007 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The securities may be suitable for you if:

♦	You seek an 12-month investment with a return linked to the absolute return of the underlying index.
♦	You seek an investment that offers full (100%) principal protection on the Notes when held to maturity.
♦	You believe that the underlying index will appreciate or depreciate over the Observation Period and that any appreciation or depreciation is unlikely to exceed on any day the Upper or Lower Index Barrier, the maximum gain on the Notes at maturity.
♦	You do not seek current income from this investment.
♦	You are willing to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes.

The securities may not be suitable for you if:

♦	You believe that the underlying index is likely to appreciate or depreciate over the Observation Period and that any appreciation or depreciation is likely to exceed on any day the Upper or Lower Index Barrier.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment with uncapped return potential.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You seek an investment for which there will be an active secondary market.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$10
Term	12 months(1)
Payment at Maturity (per Note)	If the underlying index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period, you will receive your principal plus an amount based on the Absolute Index Return, calculated as follows:
$10 + ($10 × Absolute Index Return)
If the underlying index closes either above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period, you will receive $10 (zero return)
Absolute Index Return	Absolute value of: Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the underlying index on the trade date
Index Ending Level	The closing level of the underlying index on the final valuation date
Observation Period	The period starting on, and including, the trade date and ending on, and including, the final valuation date
Upper Index Barrier	Index Starting Level x (1 + Absolute Return Barrier)
Lower Index Barrier	Index Starting Level x (1 – Absolute Return Barrier)

Determining Payment at Maturity

You will receive a cash payment at maturity equal to the principal amount of your Notes or $10 per Note.

The Absolute Return Barrier feature limits your appreciation potential. If the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period, you will receive only your principal.

(1)	In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.

Hypothetical Examples and Return Table of the Notes at Maturity

The following examples and table illustrate the payment at maturity for a $10 Note on a hypothetical offering of the Notes, with the following assumptions:(1)

Principal Amount:	$10
Index Starting Level:	13307.09 (hypothetical)
Principal Protection:	100% at maturity
Term:	12 months
Absolute Return Barrier:	18.375%
Upper Index Barrier:	15752.28, which is 18.375% above the Index Starting Level
Lower Index Barrier:	10861.92, which is 18.375% below the Index Starting Level
Observation Period:	The period starting on, and including, the trade date and ending on, and including, the final valuation date
(1)	The actual Index Starting Level, Absolute Return Barrier, Upper Index Barrier, and Lower Index Barrier for the Notes will be set on the trade date

Example 1 — If the return on the underlying index over the Observation Period is 15% and the underlying index never closed above the Upper Index Barrier or below the Lower Index Barrier on any day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10 Note principal amount	=	$10 + ($10 × (Absolute Index Return))
	=	$10 + ($10 × (100% × 15%))
	=	$11.50

Example 2 — If the return on the underlying index over the Observation Period is -15% and the underlying index never closed above the Upper Index Barrier or below the Lower Index Barrier on any day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10 Note principal amount	=	$10 + ($10 × (Absolute Index Return))
	=	$10 + ($10 × (100% × 15%))
	=	$11.50

Example 3 — If the underlying index closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive $10 at maturity for each Note (a 0.0% total return) regardless of the return on the underlying index during the Observation Period.

Hypothetical Return Table of the Notes at Maturity

		No Index Closing Outside Absolute Barrier(2)			An Index Closing Outside Absolute Return Barrier(3)
Index Ending Level	Index Return	Additional Amount at Maturity ($)(1)	Payment at Maturity ($)(1)	Return on Note (%)(1)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note
26614.20	100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
23952.78	80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
21291.36	60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
18629.94	40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
15752.28	18.375%	$1.84	$11.84	18.375%	$0.00	$10.00	0.00%
15303.17	15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
14637.81	10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
13972.46	5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
13307.10	0%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
12641.75	-5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
11976.39	-10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
11311.04	-15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
10861.92	-18.375%	$1.84	$11.84	18.375%	$0.00	$10.00	0.00%
7984.26	-40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
5322.84	-60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2661.42	-80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
(1)	Percentages have been rounded for ease of analysis
(2)	Calculation assumes that the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period
(3)	Calculation assumes that the Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the PPARN product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Notes, if any, is linked to the performance of the underlying index and will depend on whether the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period. You will receive no more than the full principal amount of your Notes if the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period.
♦	The Absolute Return Barrier limits your potential return — The appreciation potential of the Notes is limited to the Absolute Return Barrier, regardless of the performance of the underlying index.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the underlying index.
♦	Credit of UBS — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.
♦	Secondary market impact — The secondary market price of the Notes will be influenced by many factors including the level or price of the underlying index, volatilities, dividends and interest rates. The principal protection and potential absolute index return will only apply at maturity, and the market price of the Notes prior to maturity will not directly correspond with the absolute return of the underlying index.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index, may adversely affect the market price of the underlying index and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the underlying index, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of the Issuer, will determine the Index Ending Level and payment at maturity based on observed levels of the underlying index in the market. The calculation agent can postpone the determination of the Index Ending Level or the maturity date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes. Any such research, opinions or recommendations could affect the value of the underlying index or the stocks included in such index, and therefore the market value of the Notes.

The Dow Jones Industrial Average® Index

The Dow Jones Industrial Average® Index (the “underlying index”) is published by Dow Jones & Company, Inc. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers – Dow Jones Industrial Average® Index,” the underlying index is intended to provide a benchmark of performance for leading companies in the U.S. stock market. The underlying index consists of 30 “blue-chip” U.S. stocks. The composition of the underlying index is determined at the discretion of the editors of The Wall Street Journal. While there are no rules for component selection, a stock typically is added only if it has an excellent reputation, demonstrates sustained growth, is of interest to a large number of investors and accurately represents the sector(s) covered by the average. The underlying index is not limited to traditionally defined industrial stocks. Instead, the underlying index serves as a measure of the entire U.S. market, covering such diverse industries as financial services, technology, retail, entertainment and consumer goods.

The graph below illustrates the performance of the underlying index from October 31, 1997 to November 13, 2007, as well as the Upper Index Barrier and the Lower Index Barrier, assuming an Index Starting Level of 13,307.09, which was the closing level of the underlying index on November 13, 2007, and an Absolute Return Barrier of 18.375% (the actual Index Starting Level and Absolute Return Barrier will be determined on the trade date).

Source: Bloomberg L.P.
Historical levels of the underlying index should not be taken as an indication of future performance.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus and modifies the discussion under “Supplemental U.S. Tax Considerations” under the attached PPARN product supplement. As described on page PS-24 of the PPARN product supplement, it applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules.

Because of the possibility that the payment at maturity could be temporarily deferred upon the occurrence of a market disruption event, the Notes may be treated as either long-term or short-term debt for U.S. federal income tax purposes. Our tax counsel, Sullivan & Cromwell LLP, is of the opinion that the Notes should be treated as contingent short-term debt for United States federal income tax purposes and the treatment described below is a reasonable treatment of your Notes for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes the Notes will be treated as such.

Initial Purchasers. The Notes should be treated as debt for U.S. federal income tax purposes. Accordingly, if you are an initial purchaser of Notes, you should recognize ordinary income, if any, upon the maturity of your Notes in an amount equal to the excess, if any, of the amount you receive with respect to your Notes at such time over the amount you paid for your Notes.

Upon a sale or exchange of your Notes, you should recognize gain or loss in an amount equal to the difference between the amount you paid for your Notes and the amount received by you upon such sale or exchange. Any gain or loss you recognize upon such a sale or exchange should be short-term capital gain or loss, unless you sell or exchange your notes between the Final Valuation Date and the Maturity Date, in which case any gain that you recognize should generally be treated as ordinary income and any loss that you recognize should be a short-term capital loss. The deductibility of capital losses is subject to limitations.

Secondary Purchasers. If you are a secondary purchaser of Notes, you should be treated in the same manner as described above with respect to initial purchasers except that (i) if you purchase your Notes at a discount from their principal amount and hold them until maturity, you should recognize a short-term capital gain upon the maturity of your Notes in respect of the difference between the principal amount of your Notes and the amount you paid for your Notes, and (ii) if you purchase your Notes at a discount from their principal amount and sell or exchange them between the Final Valuation Date and the Maturity Date, any gain that you recognize upon such sale should be treated as a short-term capital gain to the extent that such gain does not exceed the difference between the principal amount of your Notes and the amount you paid for your Notes.

Alternatively, if your Notes were treated as long-term debt for U.S. federal income tax purposes (because of the possibility that the term of the Note could go beyond one year in the case of a market disruption event), they would be subject to the special rules governing contingent payment debt obligations as further discussed under the heading “Supplemental U.S. Tax Considerations” in the accompanying PPARN product supplement.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	422,254	362,705
Total Debt	422,254	362,705
Minority Interest(2)	6,160	5,291
Shareholders’ Equity	48,229	41,427
Total capitalization	476,643	409,424
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.85897 exchange rate in effect as of September 30, 2007).

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.